United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 2, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-241528);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2023, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

2 August 2023

Coca-Cola Europacific Partners plc (CCEP) today announces it has, together with Aboitiz Equity Ventures Inc. (AEV), entered into a Letter of Intent to jointly acquire Coca-Cola Beverages Philippines, Inc. (CCBPI), a successful business with attractive profitability and growth prospects, from The Coca-Cola Company (KO)

•The proposed acquisition would build on CCEP’s successful expansion into Australia, Pacific & Indonesia (API) in 2021, positioning it as the world’s largest Coca-Cola bottler by both revenue and volume, supporting its long-term growth strategy and focus on driving shareholder value;
•CCEP has signed a non-binding Term Sheet and is in advanced discussions with AEV regarding a potential joint transaction, which may lead to the acquisition of CCBPI from KO, based on a 60:40 ownership structure between CCEP and AEV; and
•CCEP and AEV have entered into a non-binding Letter of Intent with KO, setting out the terms on which CCEP and AEV propose to acquire KO’s 100% ownership in CCBPI, consistent with KO’s stated intent to divest bottling operations

CCEP’s proposed acquisition of CCBPI, with AEV, one of the leading conglomerates in the local market, offers a great opportunity to co-acquire an established, well-run business with attractive profitability and growth prospects.

The proposed transaction is a further step for CCEP to create a more diverse footprint within its existing API business segment and support Indonesia’s transformation journey. It is aligned with CCEP’s aim of driving sustainable and stronger growth through diversification and scale, and underpins the company’s strategic mid-term objectives.

CCEP and AEV’s non-binding Letter of Intent with KO implies an enterprise value (EV) for CCBPI of US$1.8 billion (on a debt free cash free basis). The consideration would be paid in cash, which would have a modest impact on CCEP’s leverage; CCEP’s guidance to return to the top end of its Net Debt to Adjusted EBITDA range of 2.5-3.0 times by the end of FY23 would instead be expected to be achieved during FY24. CCBPI delivered ~US$1.71 billion of revenue and ~US$901 million of PBT in FY22.

As CCEP would be the majority owner (60%), it is expected to consolidate CCBPI as of the acquisition date and establish a non-controlling interest representing AEV’s minority interest (40%). The business would be governed by a Board of 5 members, three appointed by CCEP and two by AEV. CCEP would also appoint the CEO.

The proposed acquisition is subject to a number of conditions, including satisfactory completion of due diligence (which is well underway), the parties concluding definitive agreements and the receipt of regulatory approvals.

There is, therefore, no certainty, at this stage, that the acquisition of CCBPI will be entered into or completed and, as such, further updates will be provided in due course. The potential transaction, if entered into, would be expected to close around the end of FY23.

About CCBPI and the market

Key highlights:
•Solid underlying market macroeconomics
◦115m population2 (13th globally) and ~1.5%2 p.a. population growth, second largest market in Southeast Asia after Indonesia
◦Stable GDP growth ~6%2 and a fast growing middle class
•Large and growing NARTD category
◦~US$8bn3 and expected to grow ~10%4 in value p.a.
◦Established Sparkling category ~55%3 (volume and value)
•Solid platform
◦Delivered FY22 volume and revenue of ~650mUC6 and ~US$1.7bn1
◦Leading value shares across NARTD of ~43%5 and ~69%5 in Sparkling
◦Wide supply chain footprint with 196 manufacturing plants
◦Strong customer focus, servicing ~1m6 outlets
◦~9k6 highly engaged colleagues
◦ESG focus
▪~50%6 of sparkling in returnable glass bottles (RGB)
▪Growing rPET content and packaging collection rates
▪~40%6 women in leadership

___________________________
1.CCBPI management information prepared on the basis of US GAAP, average 2022 USD/PHP FX rate of 54.4
2.External source: Philippine Statistics Authority
3.External source: Euromonitor, 2022
4.External source: Euromonitor, 2022-2027 CAGR
5.External source: Nielsen, 2022
6.CCBPI management information

About CCEP (LEI 549300LTH67W4GWMRF57)

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow their business.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

About AEV

AEV is one of the leading conglomerates in the Philippines with over 100 years of business history. It has major investments in power, banking and financial services, food, infrastructure, land, and data science and artificial intelligence. AEV is recognized as one of the best-managed companies in the Philippines and the region, consistently cited for its commitment to good corporate governance and sustainability. Currently, the company is on its Great Transformation journey to become the Philippines’ first Techglomerate as it continues to drive change for a better world by advancing business and communities.

AEV is a member of the United Nations Global Compact, Global Compact Network Philippines Board of Trustees, the APEC Business Advisory Council and the Council for Inclusive Capitalism, and helps champion sustainability initiatives on a regional level through policies, advocacies, and initiatives that contribute to the United Nations Sustainable Development Goals (UN SDGs). With a clear focus on ESG, the company is implementing its #OneAboitizSustainability Synergy model which transforms its life-essential businesses to improve sustainable practices and continue to create a positive impact on society and the environment.

Link to AEV’s website and release: https://aboitiz.com/investor-relations/disclosure/

Conference call

CCEP is hosting a conference call with investors and analysts to discuss this announcement alongside its half year results today at 10:30 BST, 11:30 CEST & 5:30 a.m. EDT accessible via www.cocacolaep.com. The call will be accompanied by a presentation. An audio replay in downloadable digital format and a transcript of the call will be available on the website as soon as possible following the call.

Advisers
Rothschild & Co are acting as financial adviser to CCEP. Slaughter and May and Villaraza & Angangco are acting as legal counsel to CCEP.

Enquiries
General Counsel and Company Secretary: Clare Wardle; secretariat@ccep.com
Investor Relations: Sarah Willett; sarah.willett@ccep.com
Media: ccep@portland-communications.com

Forward-Looking Statements

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the proposed joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of this document;

2. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine and increasing geopolitical tension including in the Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;

5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

6. risks and uncertainties relating to the proposed joint venture with AEV and acquisition of CCBPI, including the risk that the proposed transactions may not be consummated on the currently contemplated terms or at all, or that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, the results of the acquisition of the minority share of our Indonesian business, our agreements relating to and results of the proposed joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

End.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: August 2, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary